Exhibit 16.1

February 24, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated February 24, 2016 of Applied Energetics, Inc. and are in agreement with the statements contained in the second, third and fourth paragraphs therein in their entirety. We have no basis to agree or disagree with other statements of the Registrant contained therein.

/s/ Liggett & Webb, P.A.
Certified Public Accountants